DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06025407

February 2, 2006

Grace K. Lee
Senior Counsel
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/2/2006

Re: Schering-Plough Corporation
Incoming letter dated December 16, 2005

Dear Ms. Lee:

This is in response to your letters dated December 16, 2005 and January 30, 2006 concerning the shareholder proposal submitted to Schering-Plough by William Steiner. We also have received letters on the proponent's behalf dated December 24, 2005, January 17, 2006, and February 1, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

310158

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033 USA
Phone +1 908 298 4000
www.schering-plough.com

Schering-Plough

Direct Dial: (908) 298-7175
Direct Fax: (908) 298-7303
Email: grace.lee9@spcorp.com

December 16, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RECEIVED
2005 DEC 19 PM 4: 49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Exclusion of Proposal Received by Schering-Plough Corporation Pursuant to Rules 14a-8(i)(2), 14a-8(i)(8), and 14a-8(i)(10)

We respectfully request that the staff of the Division of Corporation Finance concur that it will not recommend enforcement action to the Securities and Exchange Commission if Schering-Plough Corporation (the "Company") omits from its 2006 proxy materials a shareholder proposal and statement of support (the "Proposal") by William Steiner for inclusion in the Company's 2006 proxy materials. Mr. Steiner has designated John Chevedden as his proxy. We have enclosed the Proposal as Exhibit A.

Pursuant to Rule 14a-8(j), we have enclosed six additional copies of this letter. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the proponent and his proxy.

I. Introduction

The Proposal states:

> RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.
>
> **75% Yes-Vote**
>
> The 2005 edition of this proposal topic won the support of 75% of our yes and no votes. Additionally, 33 shareholder proposals on this topic won an impressive 66% average yes-vote in 2005 through late-September. The Council of

Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- We had no Independent Chairman and our Lead Director was a CEO Independent oversight concern. Also concern that CEOs seem to have a hard time saying no to one another.
- We had 3 CEOs on our board Independence concern and over-commitment concern.
- Two directors had 16 or 17 years tenure each Independence concern.
- The Chairman of our Compensation Committee had 17-years director tenure Independence concern.
- One director had a non-director relationship with our company Independence concern.
- We were allowed to vote on individual directors only once in 3-years Accountability concern.
- And directors could be elected with only a single vote from our 1.4 billion shares.

Additionally:

- We had to marshal an awesome 80% shareholder vote to make certain key governance improvements Entrenchment concern.
- Cumulative voting was not allowed.
- Our directors were still protected by a poison pill with a 20% trigger.
- The Corporate Library (TCL), an independent investment research firm in Portland, Maine said it would especially like to see even more of the older, longest-tenured directors depart, and in particular to see new ideas and energy applied to Schering-Plough's compensation practices. And the record 2002 FDA fine of $500 million levied against Schering-Plough still remains as a serious red flag against our board.

The above number of less-than-best practices above reinforce the reason to take one step forward now and adopt annual election of each director.

Our directors should be comfortable with this proposal because our typically unopposed directors often need but one vote for election out of more than 1.4 billion voting shares.

Best for the Investor
Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

We request that the Staff concur in our view that the Proposal may be properly excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(10) on the basis that the Proposal has been substantially implemented since the Company will seek shareholder approval to provide for the annual election of directors at the 2006 annual meeting. If the Proposal is viewed as seeking to shorten the existing terms of directors that already have been elected, the Proposal would both violate state law under Rule 14a-8(i)(2) and relate to the election of directors under Rule 14a-8(i)(8) and would thus need to be revised to apply only to future elections of directors. Once revised, we believe that the Proposal would then be substantially implemented, in which case we would again ask the Staff to concur in our view that the Proposal may be properly excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Proposal Has Been Substantially Implemented

We believe that the Company has substantially implemented the Proposal because (i) the Board of Directors has approved amendments to the charter and bylaws and will submit the amendments for shareholder approval at the upcoming annual meeting; and (ii) under the Company's charter and bylaws, that shareholder approval is required before the annual election of directors can be implemented.

In order to declassify the board, our charter and bylaws require that shareholders approve an amendment to declassify the board. The Board does not have separate authority to declassify the board without shareholder approval. See Ninth Article of Certificate of Incorporation and Article V of the By-Laws attaches as Exhibit B.

The Company will submit a declassification resolution to shareholders at its next annual meeting. On December 5, 2005, the Company's Board of Directors unanimously agreed to recommend a resolution to shareholders at the next annual meeting (2006) to approve changes to the charter and bylaws of the Company to provide that, subject to the approval of shareholders, beginning with the 2006 election of Directors, each Director shall be elected for a one-year term. If the amendment is approved, those directors whose current three-year terms will not have expired in 2006 will stand for election for one-year terms once their current terms expire. A copy of the Press Release issued on December 15, 2005 is attached as Exhibit C.

This decision and recommendation were the result of review by the Board, and took into account various factors, including, without limitation, the results of a past shareholder vote for a proposal on this subject put forth by a proponent with Mr. Chevedden acting as his proxy.

We believe under the terms stated in the Proposal that we have substantially complied. In order to make the determination that a procedure or policy has been substantially implemented, the Commission does not require that a company implement every aspect of a proposal in question. See Release No. 34-20091 (August 16, 1983). In determining whether a declassification proposal has been substantially implemented under Rule 14a-8(i)(10), the staff has looked to (i) whether a company must seek shareholder approval in order to provide for the annual election of directors; and (ii) whether shareholders will be provided the opportunity to give approval at the next annual meeting. See, e.g., Sabre Holdings Corporation (March 2, 2005) (staff granted (i)(10) relief for a proposal requesting the board to take the necessary steps, in the most expeditious manner possible, to adopt and implement the annual election of each director" because "Sabre must receive shareholder approval in order to provide for the annual election of directors and that shareholder will be provided the opportunity to give that approval at Sabre's 2005 annual meeting."); The Goodyear Tire & Rubber Company (February 28, 2005) (staff granted Rule 14a-8(i)(10) relief for a proposal requesting the board to take the necessary steps, in the most expeditious manner possible, to adopt and implement the annual election of each director" because "Goodyear must receive shareholder approval in order to provide for the annual election of directors and that shareholder will be provided the opportunity to give that approval at Goodyear's 2005 annual meeting.").

The staff reasoned that if the governing instruments require shareholder approval to declassify the board and the amendment would be submitted for shareholder approval, the company had taken all the necessary steps to implement the proposal since approval by shareholder is not within the company's power to implement. This would be the case even if a company recommended against a declassification proposal. See, e.g., KeyCorp (March 13, 2002) (proposal that the board take the necessary steps to cause the annual election of directors found substantially implemented even though KeyCorp presented the proposal for vote and recommended a vote against the proposal).

Even though declassification proposals have included language requesting that the proposal be implemented expeditiously or expressed a hope as to a one-year implementation, the Staff has provided companies with the discretion to phase-in declassification of the board. For example:

- Northrop Grumman Corporation (March 22, 2005) – The Proposal requested that the directors take the necessary steps, in the most expeditious manner possible, to adopt and implement the annual election of each director. The board adopted a resolution that recommended that shareholders vote in favor of an amendment to the certificate to eliminate the classified board beginning with directors whose terms end the following proxy season. Even though the proponent indicated that this should happen in the "most expeditious manner" or expressed "hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006," the Staff nevertheless found that a preliminary vote by shareholders and then the planned phased-in implementation substantially implemented the proposal under Rule 14a-8(i)(10). In the request, the Staff noted "that Northrop Grumman will provide shareholders at Northrop Grumman's 2005 Annual Meeting with an opportunity to approve an amendment to Northrop Grumman's certificate of incorporation to provide for the annual election of directors."

- Southwest Airlines Co. (February 10, 2005) – Proposal requested that the directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. The board amended the bylaws to phase out the classified board and the directors who were standing for election in the current year would be elected for one-year terms and those directors whose terms had not expired would stand for one-year elections once their current terms expire. Even though the proponent indicated that this should happen in the "most expeditious manner" or expressed "hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006," the Staff nevertheless found that a preliminary vote by shareholders and then the planned phased-in implementation substantially implemented the proposal under Rule 14a-8(i)(10). In the response, the Staff noted "that Southwest must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at Southwest's 2004 Annual Meeting."

The staff has granted no-action relief even in the cases where the company has been silent on the implementation of a declassification proposal. See Sabre Holdings; Goodyear Tire. Part of the reason for why the staff has not required implementation of these declassification proposals in a one-year time frame is because the Proposal left that to the discretion of the company. Although the Proposal submitted this season with John Chevedden as proxy is worded slightly differently, the proposals both provide companies with the discretion on how to best practically implement the proposal. The resolution of the instant Proposal is virtually identical to the proposals submitted to Northrop Grumman and Southwest Airlines and referred to above. ("request[s] that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director"). Similar to last season's proposal that included a discretionary clause that "hoped" the transition would occur in one election period, the instant Proposal seeks this "if practicable." We believe that the instant Proposal similarly provides the Company with the discretion as to how to best practically implement the Proposal.

The Company could not completely declassify its Board of Directors in one year in any event, due to its inability to shorten the existing terms of previously elected directors. Under the governing instruments of the Company, a director may only be removed from office by the shareholders and "for cause." Attached as Exhibit D is an opinion from New Jersey counsel addressing this issue.

Based on the Staff's position in the letters cited above, and the fact that the Company must receive shareholder approval in order to provide for the annual election of directors and shareholders will be provided the opportunity to give that approval at the next meeting of shareholders, we believe that the Company has substantially implemented the Proposal.

III. To the Extent the Proposal Affects the Unexpired Terms of Directors, the Proposal Must Be Revised to Only Affect Future Election of Directors

We believe that the Proposal is drafted to provide the Company with the discretion to best practically implement the Proposal since the "if practicable" language suggests that the clause in the Proposal is discretionary.

If the staff views the Proposal as also seeking to shorten the existing terms to which directors have been elected, the Proposal must be revised, since implementing it would violate state law, as expressed in the opinion of our New Jersey counsel. The Company's governing instruments only allow directors to be removed by shareholders "for cause." Amending these provisions to declassify the Board would not constitute "cause" under New Jersey law. Thus, neither the directors nor the shareholders of the Company have the legal authority to shorten the existing terms of directors. In Houston Industries (March 28, 1990), the Staff found that a proposal that the board take the necessary actions to provide for the annual election of directors could disqualify incumbent directors from completing their terms and would violate state law under Rule 14a-8(i)(2). Since directors' terms could not be shortened under state law, the Staff required the proponent to revise the proposal to indicate that it would be applicable to the election of directors only after expiration of the terms of the Company's current directors.

Further, proposals that disqualify directors previously elected from completing their terms on the board would be found to relate to the election of directors under Rule 14a-8(i)(8) and would need to be revised to only affect the future election of directors. In DT Industries, Inc. (August 10, 2001), the Staff found that a proposal to ensure the annual election of all directors could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting. The staff required the proponent to revise the proposal under Rule 14a-8(i)(8) to "not affect the unexpired terms of directors." See also The Boeing Company (February 23, 1999); North Bancshares, Inc. (January 29, 1998).

Based on the no-action letters cited above and the opinion of our New Jersey counsel that directors terms cannot be truncated other than by shareholders for cause, we request that the Proposal be revised if necessary to clarify that it does not apply to unexpired terms of directors.

If the Proposal is so revised, we believe that the Proposal would then fall squarely within the analysis contained in Section II of this letter.

IV. Conclusion

Based on the foregoing, we believe that the Proposal can be excluded from the 2006 proxy materials because the Proposal has been substantially implemented. To the extent the Proposal may be read to require shortening of the unexpired terms of directors, the Proposal should be revised so that it does not violate state law and so that it does not relate to the election of directors. Once so revised, the Proposal can be excluded on the grounds that it has been substantially implemented.

Should you have any questions regarding this matter or require any additional information, please call the undersigned at (908) 298-7175.

Sincerely,

Grace K. Lee
Senior Counsel

William Steiner
December 16, 2005

/kk

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

cc: William Steiner
112 Abbottsford Gate
Piermont, NY 10968

11/01/2005 19:12 03103717872

Exhibit A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

NOV - 2 2005

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Rd
Kenilworth NJ 07033

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner — 10/13/05
William Steiner — Date

cc: Susan Wolf
Corporate Secretary
PH: 908 298-4000
PH: 908 298-7354
FX: 908-298-7303
FX: 908 298-7082
Fax: 908 298-7653
~~Kara Sandler~~, Senior Counsel Grace Lee
PH: 908-298-7355

[November 1, 2005]

3 – Elect Each Director Annually

RESOLVED: Shareholders ~~request~~ recommend that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.

75% Yes-Vote

The 2005 edition of this proposal topic won the support of 75% of our yes and no votes. Additionally, 33 shareholder proposals on this topic won an impressive 66% average yes-vote in 2005 through late-September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- We had no Independent Chairman and our Lead Director was a CEO – Independent oversight concern. Also concern that CEOs seem to have a hard time saying no to one another.
- We had 3 CEOs on our board – Independence concern and over-commitment concern.
- Two directors had 16 or 17 years tenure each – Independence concern.
- The Chairman of our Compensation Committee had 17-years director tenure – Independence concern.
- One director had a non-director relationship with our company – Independence concern.
- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- And directors could be elected with only a single vote from our 1.4 billion shares.

Additionally:

- We had to marshal an awesome 80% shareholder vote to make certain key governance improvements – Entrenchment concern.
- Cumulative voting was not allowed.
- Our directors were still protected by a poison pill with a 20% trigger.
- The Corporate Library (TCL), an independent investment research firm in Portland, Maine said it would especially like to see even more of the older, longest-tenured directors depart, and in particular to see new ideas and energy applied to Schering-Plough's compensation practices. And the record 2002 FDA fine of $500 million levied against Schering-Plough still remains as a serious red flag against our board..

The above number of less-than-best practices above reinforce the reason to take one step forward now and adopt annual election of each director.

Our directors should be comfortable with this proposal because our typically unopposed directors often need but one vote for election – out of more than 1.4 billion voting shares.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Kathryn C. Turner | 2000 Galloping Hill Road, Kenilworth, New Jersey 07033

Kathryn C. Turner	2000 Galloping Hill Road Kenilworth, New Jersey 07033
Robert F.W. van Oordt	2000 Galloping Hill Road Kenilworth, New Jersey 07033
Carl E. Mundy, Jr.	2000 Galloping Hill Road Kenilworth, New Jersey 07033
Patricia F. Russo	2000 Galloping Hill Road Kenilworth, New Jersey 07033
Arthur F. Weinbach	2000 Galloping Hill Road Kenilworth, New Jersey 07033

NINTH: Board of Directors

(a) Number, Election and Terms. The business and affairs of the Corporation shall be managed by a Board of Directors which, subject to any rights of the holders of any series of Preferred Shares of the Corporation ("Preferred Shares") then outstanding to elect additional directors under specified circumstances, shall consist of not less than nine (9) nor more than twenty-one (21) persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by either (i) the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors or (ii) the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. At the 1985 annual meeting of shareholders, the directors shall be divided into three classes, as nearly equal in number as possible (but with not less than three directors in each class), with the term of office of the first class to expire at the 1986 annual meeting of shareholders, the term of office of the second class to expire at the 1987 annual meeting of shareholders and the term of office of the third class to expire at the 1988 annual meeting of shareholders, and with the members of each class to hold office until their successors shall have been elected and qualified. At each annual meeting of shareholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election.

(b) Shareholder Nomination of Director Candidates. Advance notice of shareholder nominations for the election of directors shall be given in the manner provided in the By-laws.

(c) Newly Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Shares then outstanding, newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the directors then in office even though less than a quorum, or by a sole remaining director.

(d) Removal. Subject to the rights of the holders of any series of Preferred Shares then outstanding, any director, or the entire Board of Directors, may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

(e) Amendment, Repeal, etc. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article Ninth entitled "Board of Directors", or to alter, amend, adopt any provision inconsistent with or repeal Sections 1 ("Number, Election and Terms"), 2 ("Removal") or 3 ("Newly Created Directorships and Vacancies") of Article V ("Directors"), Article VI ("Nominations of Director Candidates") or Article IX ("Amendment, Repeal, etc.") of the By-laws of the Corporation.

TENTH: Shareholder Action

Subject to the rights of the holders of any series of Preferred Shares then outstanding, any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of shareholders of the Corporation and may not be effected by any consent in writing by such shareholders unless all of the shareholders entitled to vote thereon consent thereto in writing. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article entitled "Shareholder Action", or to alter, amend, adopt any provision inconsistent with or repeal Article IV ("Shareholder Action") of the By-laws of the Corporation.

ELEVENTH: Business Combinations

(a) Vote Required for Business Combinations.

(1) Higher Vote for Business Combinations. In addition to any affirmative vote required by law or this Certificate of Incorporation, and except as otherwise expressly provided in Section (b) of this Article Eleventh, any Business Combination (as hereinafter defined) shall require the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of capital stock of the Corporation

Shareholder Action

Subject to the rights of the holders of any series of Preferred Shares then outstanding, any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of shareholders of the Corporation and may not be effected by any consent in writing by such shareholders unless all of the shareholders entitled to vote thereon consent thereto in writing. Notwithstanding anything contained in these By-laws to the contrary, this Article IV may be amended, supplemented or repealed only by the affirmative vote of the holders of 80% or more of the voting power of all of the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

V

Directors

1. Number, Election and Terms. The business and affairs of the Corporation shall be managed by a Board of Directors which shall have and may exercise all of the powers of the Corporation, except such as are expressly conferred upon the shareholders by law, by the Certificate of Incorporation, or by these By-laws. Subject to the rights of the holders of shares of any series of Preferred Shares then outstanding to elect additional directors under specified circumstances, the Board of Directors shall consist of not less than nine (9) nor more than twenty-one (21) persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by either (i) the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors, or (ii) the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. At the 1985 annual meeting of shareholders, the directors shall be divided into three classes, as nearly equal in number as possible (but with not less than three directors in each class), with the term of office of the first class to expire at the 1986 annual meeting of shareholders, the term of office of the second class to expire at the 1987 annual meeting of shareholders, and the term of office of the third class to expire at the 1988 annual meeting of shareholders, and with the members of each class to hold office until their successors have been elected and qualified. At each annual meeting of shareholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election.

2. Removal. Subject to the rights of the holders of any series of Preferred Shares then outstanding, any director, or the entire Board of Directors, may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

3. Newly Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Shares then outstanding, newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the Board of Directors resulting from

death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the directors then in office even though less than a quorum, or by a sole remaining director.

4. The number of directors as fixed in accordance with Section 1 of this Article V, without reduction for vacancies from time to time existing, is referred to herein as the "entire Board of Directors." The Board of Directors may decrease the number of directors constituting the Board of Directors, but not below nine, so as to eliminate any vacancies.

5. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such places and times as may be fixed from time to time by resolution of the Board of Directors.

6. Special Meetings. Special meetings of the Board of Directors may be held at any time upon the call of the Chairman of the Board of Directors, and shall be called on the written request of at least one-third of the total number of directors then in office. Notice of any special meeting of directors, or any postponement or relocation thereof, shall be given to each director at the director's business, residence, or alternate address, as directed from time to time by the director, in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, orally by telephone, or if approved in advance by the director, by email. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by facsimile transmission or email, such notice shall be deemed adequately delivered when the notice is transmitted at least 12 hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least 12 hours prior to the time set for the meeting. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting. The Chairman of the Board of Directors, or the directors who have so requested a meeting, may postpone or relocate any meeting of the Board of Directors with advance notice as set forth herein.

7. Place of Meeting. The Board of Directors may hold its meetings wherever the Board of Directors may from time to time determine.

8. Quorum and Vote. At all meetings of the Board of Directors, the presence of a majority of the entire Board of Directors shall constitute a quorum for the transaction of business. Except as otherwise provided in these By-laws or as otherwise provided by statute, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board of Directors.

9. Executive Committee and Other Committees.

(a) *Creation of executive and other committees.* The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, may appoint from among its members an Executive Committee and other committees, each consisting of one or more members and alternates, all of whom shall serve at the pleasure of the entire Board of Directors. The Chief Executive Officer, by reason of such office, shall be a voting member of the Executive Committee. The Board of Directors may by resolution appoint one member as the Chairman of the Executive Committee and such member, when present, shall preside at all meetings of such committee. In the absence of the Chairman of the Executive Committee, the Chief Executive Officer, if present, shall preside at all such meetings. In the absence of the Chairman of the Executive Committee and the Chief Executive Officer, a majority of the members of the Executive Committee present shall choose a chairman to preside at such meetings.

(b) *Authority of committees.* To the extent permitted by law, the Executive Committee may exercise all the authority of the Board of Directors in the management of specified matters where such authority is delegated to it by the Board of Directors, and also, to the extent permitted by law, during the intervals between the meetings of the Board of Directors, the Executive Committee shall have, and may exercise, all the authority of the Board of Directors in the management of the business and affairs of the Corporation (including the exercise of the power to authorize the use of the seal of the Corporation to be affixed to papers which may require it, in such manner as the Executive Committee shall deem to be in the best interests of the Corporation and not inconsistent with any prior specific action of the Board of Directors.) An act of the Executive Committee taken within the scope of its authority shall be deemed to be an act of the Board of Directors. Neither the Executive Committee nor any other committee shall have the authority to make, alter, or repeal any by-law of the Corporation, elect or appoint any director, remove any director or officer, submit to shareholders any action that requires shareholder approval, or amend or repeal any resolution adopted by the Board of Directors which by its terms may be amended or repealed only by the Board of Directors.

(c) *Executive committee meetings.* Regular meetings of the Executive Committee shall be held at such times, on such dates and at such places (either within or without the State of New Jersey) as shall be fixed by resolution adopted by a majority of the Executive Committee or as shall be fixed by the Chairman of the Executive Committee or, in the absence of the Chairman of the Executive Committee, the Chief Executive Officer. Special meetings of the Executive Committee may be called by the Chairman of the Executive Committee or by the Chief Executive Officer. Reasonable written or oral notice of each special meeting of the Executive Committee, stating the time and place thereof shall be given to each member thereof.

(d) *Committee quorum.* At all meetings of a committee consisting of one member, the presence of the one member shall constitute a quorum for the transaction of business. At all meetings of a committee consisting of two, three, or four members, the presence of two members of the committee shall constitute a quorum for the transaction of business. At all meetings of a committee consisting of five or more members, the presence of a majority of the members of the committee shall constitute a quorum for the transaction of business.

10. *Greater voting required for certain action.* The affirmative vote of not less than two-thirds of the entire Board of Directors shall be required to dissolve or merge the Corporation's

Schering-Plough News Release

Schering-Plough Board of Directors Announces New Election, Governance Measures

KENILWORTH, N.J., Dec. 15 /PRNewswire-FirstCall/ -- Schering-Plough's Board of Directors unanimously agreed to recommend to shareholders that the company's charter and bylaws be amended to provide for the annual election of directors. A shareholder vote on this matter will be included on the agenda for the 2006 annual meeting of shareholders.

Schering-Plough's Board of Directors has also decided to revise its corporate governance guidelines to provide that, should a director receive a majority of votes cast at a meeting as "withhold votes," then the director will submit an offer to resign to the Nominating and Corporate Governance Committee, which will determine what action is best for the company in light of the then current facts and circumstances. The revisions to the corporate governance guidelines will be finalized prior to the 2006 annual meeting of shareholders. In the company's history, no director has ever received a majority of votes cast as withhold votes.

These changes are the result of the periodic consideration of governance matters by the Nominating and Corporate Governance Committee and also follow a majority vote of the company's shareholders last year on a shareholder proposal to declassify the Board.

Fred Hassan, chairman and CEO of the company, said, "We listened to our shareholders, both last year at the vote on the classified board and in our ongoing continuous dialogue with shareholders. I appreciate the hard work of the Nominating and Corporate Governance Committee in formulating a recommendation to the Board on these matters and believe these governance enhancements are consistent with our work to build the new Schering-Plough."

Patricia F. Russo, chairman of the Nominating and Corporate Governance Committee, said, "We have considered the classified board and the voting standard for the election of directors from time to time and believe that it is best for the company and its shareholders to implement these changes at the next annual meeting." The Committee consists of only directors who are independent under both the New York Stock Exchange corporate governance listing standards and the more restrictive Schering-Plough Director independence standard.

Schering-Plough is a global science-based health care company with leading prescription, consumer and animal health products. Through internal research and collaborations with partners, Schering-Plough discovers, develops, manufactures and markets advanced drug therapies to meet important medical needs. Schering-Plough's vision is to earn the trust of the physicians, patients and customers served by its more than 30,000 people around the world. The company is based in Kenilworth, N.J., and its Web site is www.schering-plough.com.

SOURCE Schering-Plough
12/15/2005

CONTACT: Media - Steve Galpin, Jr., +1-908-298-7415; Investor - Alex Kelly, +1-908-298-7436, both for Schering-Plough

Web site: http://www.schering-plough.com
(SGP)

Exhibit D

PITNEY HARDIN LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

December 16, 2005

Schering-Plough Corporation
Office of the Corporate Secretary
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

Re: Shareholder Proposal of William Steiner

We have acted as counsel to Schering-Plough Corporation, a New Jersey corporation ("Schering-Plough"), in connection with the application of New Jersey law to shareholder proposals for the 2006 Schering-Plough annual meeting (the "2006 Annual Meeting") including the proposal submitted by William Steiner for inclusion in proxy materials for the 2006 Annual Meeting. The proposal, attached hereto as Exhibit A, requests that Schering-Plough's directors "take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director" in lieu of the current classification of the board into groups of directors having three-year classified terms. The proposal also seeks to have the transition from a classified board to 100% annual election of directors made "solely through direct action of our board if practicable."

You have asked our opinion as to whether the current classification of the Schering-Plough board can be eliminated without shareholder action and whether the terms of directors can be shortened after their election by the board of directors. For the reasons we have set forth herein, we conclude that elimination of the classified board can be implemented only by shareholder action to amend the certificate of incorporation and that the terms of directors cannot be shortened by the board of directors after the directors have been elected.

Section 14A:6-3(1) of the New Jersey Business Corporation Act (the "Act") provides that each director shall hold office for the term for which the director is elected and until a successor has been elected and qualified. Directors are to be elected at each annual meeting, unless, pursuant to Section 14A:6-4(1) of the Act, classified (or staggered) terms are provided in the certificate of incorporation. See Section 14A:6-3(1) of the Act.

Section 14A:6-4(1) of the Act, which addresses classification of the terms of directors, requires that any classification of the board be set forth in the certificate of incorporation. The certificate of incorporation of Schering-Plough provides (in Section (a) of Article Ninth) that the directors shall serve three-year staggered terms and that any change in that provision requires a specified vote of the entire voting power of the corporation. A change in the certificate of incorporation may only be made by the shareholders following approval of the change by the Board of Directors (Section 14A:9-2(4) of the Act) except in limited circumstance not here applicable.

Reduction of the terms for which Schering-Plough directors have been elected is not permitted except in the case of a removal of directors by the shareholders based on "cause." The Schering-Plough certificate of incorporation (Section (d) of Article Ninth) specifies that the shareholders may not remove directors without cause. Section 6-6(2)(d) of the Act provides that shareholders of a corporation with a classified board may not remove directors without cause. Under the Act, directors cannot be removed by the Board unless the certificate of incorporation or a bylaw adopted by the shareholders so provides, and then only for cause, see Section 14A:6-6(3) of the Act, which permits the board to remove directors for cause if so provided in the certificate of incorporation, and does not permit removal of directors by the board without cause. The Schering-Plough certificate of incorporation does not contain a provision permitting the board to remove directors for cause. The by-laws of Schering-Plough, in a section on removal of directors (Section 2 of Article VI) which can only be amended by the shareholders, does not permit the Board of Directors to remove directors.

Even if the Schering-Plough certificate of incorporation were amended to permit removal of directors without cause, such change would not be applicable to directors elected prior to the change. See, Pilat v. Broach System, Inc., 108 N.J. Super 88 (L. Div. 1969).

Because the current provision for directors' terms as set forth in the Schering-Plough certificate of incorporation can only be modified by an amendment to the certificate of incorporation with the specific vote therein required, any attempt to eliminate the classification of the board, without the approval of the shareholders, would be invalid under New Jersey law. Because of the removal provisions in the Schering-Plough certificate of incorporation and by-laws, any attempt to reduce the terms of directors after they have been elected, would be invalid under New Jersey law.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the law of the State of New Jersey and the federal law of the United States.

Except for submission of a copy of this letter to the Securities and Exchange Commission, including its staff, in connection with its consideration of inclusion and exclusion of materials in Schering-Plough's proxy materials for the 2006 Annual Meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Pitney Hardin LLP

PITNEY HARDIN LLP

Exhibit A

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each Director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Saturday, December 24, 2005 3:41 PM
To: CFLETTERS
Cc: Grace Lee
Subject: Re Schering-Plough Corporation (SGP) No-Action Request William Steiner

Re Schering-Plough Corporation (SGP) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 24, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: William Steiner

Ladies and Gentlemen:

This is an initial response to the Schering-Plough December 16, 2005 no action request.

The text of the rule 14a-8 proposal states:
"3 Elect Each Director Annually

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to

100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable."

The company no action request is at least incomplete in more than one way. First the company fails to state the percentage vote required of shares outstanding or shares voted in order to secure the necessary shareholder approval for amending the Certificate of Incorporation Thus key information is missing on the likelihood that the required votes would be obtained for adoption. Furthermore the company makes no commitment whatsoever to obtain the vote requires for adoption. There is no indication whether the company attitude is anything other than laissez-faire once the proxy is published.

The following High Risk Alert on Goodyear (GT) is not the only example of a company putting a proposal on its ballot with the intention or hope that it will fail to get the required vote yet incredulously getting simultaneous full credit for implementation of a proposal that fails. The following "High Risk Alert" from The Corporate Library on Goodyear was cited the proponent[1]s response in Whole Foods Market, Inc. (December 14, 2005). The staff did not concur with Whole Foods.

Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear[1]s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company[1]s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear[1]s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of

Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored[1] proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management[1]s 2005 proposal that they failed to endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d'état made for outstanding gamesmanship, but terrible governance.

It's hard to draw a conclusive link between management's lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We've now lowered the company's responsiveness grade to F, and would lower it to even further if we could. The company's recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

Second, the company, and its outside opinion, fail to address whether directors can agree to resign and then accomplish declassification "in one election cycle." For example the Safeway 2004 definitive proxy is one example of converting from a 100% staggered board to a 100% declassified board in one election cycle. The company does not argue that it cannot follow the Safeway example.

Additionally the company does not argue that it is impermissible for its directors to resign or for a group of directors to resign. Nor does the company claim that it has the power to force one director or a group of directors to serve out their terms.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Grace Lee <grace.lee9@spcorp.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 17, 2006 9:34 PM
To: CFLETTERS
Cc: Grace Lee
Subject: #2 Re Schering-Plough Corporation (SGP) No-Action Request William Steiner

#2 Re Schering-Plough Corporation (SGP) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Schering-Plough Corporation (SGP)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: William Steiner

Ladies and Gentlemen:

This adds to the initial December 24, 2005 shareholder response to the Schering-Plough December 16, 2005 no action request. The company has not responded after the December 24, 2005 shareholder response.

The text of the rule 14a-8 proposal states:
"3 Elect Each Director Annually

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable."

The company no action request is at least incomplete in more than one way.
First the company fails to state the percentage vote required of shares outstanding or shares voted in order to secure the necessary shareholder approval for amending the Certificate of Incorporation Thus key information is missing on the likelihood that the required votes would be obtained for adoption. Furthermore the company makes no commitment whatsoever to obtain the vote requires for adoption. There is no indication whether the company attitude is anything other than laissez-faire once the proxy is published.

The following "High Risk Alert" on Goodyear from The Corporate Library was cited the proponent's response in Whole Foods Market, Inc. (December 14, 2005). The staff did not concur that Whole Foods had substantially implemented a proposal by including a

corresponding company proposal in its
2006 definitive proxy. This High Risk Alert on Goodyear (GT) is not the only example of a company putting a proposal on its ballot with the intention or hope that it will fail to get the required vote yet incredulously getting simultaneous full credit for implementation of a proposal that fails.
Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear[1]s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company[1]s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear[1]s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the management-sponsored[1] proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management[1]s 2005 proposal that they failed to
endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q:
"The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d[1]état made for outstanding gamesmanship, but terrible governance.

It[1]s hard to draw a conclusive link between management[1]s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We¹ve now lowered the company¹s responsiveness grade to F, and would lower it to even further if we could. The company¹s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

Second, the company, and its outside opinion, fail to address whether directors can agree to resign and then accomplish declassification "in one election cycle." For example the Safeway 2004 definitive proxy is one example of converting from a 100% staggered board to a 100% declassified board in one election cycle. The company does not argue that it cannot follow the Safeway example.

Additionally the company does not argue that it is impermissible for its directors to resign or for a group of directors to resign. Nor does the company claim that it has the power to force one director or a group of directors to serve out their terms.

The following email exchange is another example where a company is transitioning to annual election of each director in one year. This email exchange was included in a 2006 no action request and is therefore public information.

From: "Carter, Tom"
Date: Fri, 2 Dec 2005 10:24:50 -0500
To: "J"
Subject: RE: (GPC)

Mr. Chevedden, your understanding is correct. The amendment to the Genuine Parts Company Restated Articles would result in the annual election of all directors beginning with the 2007 annual shareholder meeting and beginning with the 2007 annual meeting all directors would be elected to a one year term.

Regards,
Tom Carter

W. Thomas Carter III
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Direct Dial: 404-881-7992
Fax: 404-881-4777
www.alston.com

-----Original Message-----
From: J
Sent: Thursday, December 01, 2005 9:29 PM
To: Carter, Tom
Subject: (GPC)

Mr. Carter,
Thank you for the December 1, 2005 letter. Please clarify that the plan would be for 1-year director terms for all directors starting in 2007.
Sincerely,
John Chevedden

The company argument that a 3-year transition to annual election is the same as a one-year transition would be similar to a company which would take 3-years to remove its 3 super majority vote provisions one per year.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Grace Lee <grace.lee9@spcorp.com>

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033 USA
Phone +1 908 298 4000
www.schering-plough.com

Direct Dial: (908) 298-7175
Direct Fax: (908) 298-7303
Email: grace.lee9@spcorp.com

Schering-Plough

RECEIVED
2006 JAN 32 PM 6:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA EMAIL AND FEDERAL EXPRESS

January 30, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Proposal Received by Schering-Plough Corporation Pursuant to Rules 14a-8(i)(2), 14a-8(i)(8), and 14a-8(i)(10)

In a letter dated December 16, 2005, we submitted a no-action letter requesting that the staff of the Division of Corporation Finance concur that it will not recommend enforcement action to the Securities and Exchange Commission if Schering-Plough Corporation (the "Company") omits from its 2006 proxy materials a shareholder proposal and statement of support (the "Proposal") by William Steiner for inclusion in the Company's 2006 proxy materials. Mr. Steiner has designated John Chevedden as his proxy.

This letter briefly responds to Mr. Chevedden's emails dated December 24, 2005 and January 17, 2006. First, we fail to see the relevance of Mr. Chevedden's reference to Goodyear and its failure to receive the requisite vote on a declassification proposal. The Board has approved and will submit to shareholder vote a proposal to provide for the annual election of directors. As we indicated in previous conversations with Mr. Chevedden, the Board would not approve and put a proposal up for a shareholder vote unless the Board intended to use its resources to pass the Board proposal.

Second, Mr. Chevedden indicates that directors can resign and accomplish declassification in one election cycle. As we stated in our no-action request, the Company does not have the legal authority to shorten the existing term of directors. To the extent the Proponent seeks to indirectly require the resignation of existing terms of directors, it would be inappropriate subject for shareholder action under Rule 14a-8(i)(8). The staff has consistently granted Rule 14a-8(i)(8) relief for proposals that seek the resignation of current directors. See, e.g., J.C. Penney Company, Inc. (March 19, 2001) (proposal requiring the resignation or removal of current Board found excludable under (i)(8) as relating to an election for membership on its

Board of Directors); Second Bancorp Incorporation (February 12, 2001) (proposal relating to the resignation of an individual on the Board found excludable under (i)(8)). The Proponent should not be allowed to circumvent the purpose of the Rule 14a-8(i)(8) exclusion by indirectly seeking the resignation of current directors. Rather, the specific implementation of the Proposal should be left to the Board.

We are sending Mr. Chevedden, on behalf of the Proponent, a copy of this response. Should you have any questions regarding this matter or require any additional information, please call the undersigned at (908) 298-7175. In accordance with Staff Legal Bulletin 14C, we would appreciate it if you could provide your response by facsimile to the Company and the Proponent's proxy. Our facsimile number is (908) 298-7303, and Mr. Chevedden's facsimile number is (310) 371-7872. In the alternative, we represent that we will overnight the staff's response to the Proponent and his proxy. Thank you for your attention and interest in this matter.

Sincerely,

Kathy Krajck for Grace Lee

Grace K. Lee
Senior Counsel

/kk

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, February 01, 2006 12:09 PM
To: CFLETTERS
Cc: Grace Lee
Subject: #3 Re Schering-Plough Corporation (SGP) No-Action Request William Steiner

#3 Re Schering-Plough Corporation (SGP) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Schering-Plough Corporation (SGP)
#3 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Elect Each Director Annually
Shareholder: William Steiner

Ladies and Gentlemen:

This is a brief response to the company January 30, 2006 letter.

In Genuine Parts Company (January 24, 2006) Genuine Parts will ask shareholders to approve transition to annual election of each director in one election cycle as requested by the rule 14a-8 proposal.

The rule 14a-8 one-year declassify proposal to Schering-Plough is potentially more efficient than the 3-year SGP proposal because, if adopted, subsequent rule 14a-8 proposals on this topic would be moot. This would not be true of the 3-year company proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Grace Lee <grace.lee9@spcorp.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Schering-Plough Corporation
Incoming letter dated December 16, 2005

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director.

There appears to be some basis for your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Schering-Plough must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at Schering-Plough's 2006 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Schering-Plough omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Schering-Plough relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser